Exhibit 99.12

Press Release

Total acquires two gas power plants in France and strengthens in electricity generation

Paris, July 26, 2018 - Total announces that it has signed an agreement with KKR-Energas to acquire its two gas-fired combined cycle power plants (CCGT) in the North and East of France, which represent an electricity generation capacity of approximately 825 megawatts (MW). The transaction is subject to approval by the relevant authorities.

“This acquisition allows Total to continue its integration along the gas and electricity value chain, from production to marketing. With the addition of two gas plants acquired from KKR-Energas, and a growing portfolio of renewable power, the Group will have the capacity to generate over one-third of the cumulated consumption of its B2C and B2B customers”, said Philippe Sauquet, President Gas, Renewables & Power. “Gas-fired power generation sources are an ideal complement to intermittent renewable sources of electricity. These flexible power plants enable the Group to optimize the cost of electricity supply to its customers.”

Through its 73% stake in Direct Energie, Total also has 800 MW of capacity in two power plants of 400 MW each in France and in Belgium. The development of another 400 MW plant is planned in the Brittany region.

Total has an objective of achieving 15% share of the B2C gas and electricity supply market in France and Belgium within 5 years.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.